

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2012

Via E-mail
Mr. Douglas Croxall
Chief Executive Officer and Chairman
American Strategic Minerals Corporation
2331 Mill Road, Suite 100
Alexandria, VA 22314

> **Re: American Strategic Minerals Corporation**
> **Current Report on Form 8-K**
> **Filed November 20, 2012**
> **File No. 0-54652**

Dear Mr. Croxall:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information that you provide in response to these comments, we may have additional comments.

Forward-Looking Statements, page 1

1. We note the disclaimer that you cannot assure investors of the accuracy or completeness of the data included in the Form 8-K. Since you may not disclaim responsibility for information that you have chosen to include in the Form 8-K, please delete the disclaimer.

Completion of Acquisition or Disposition of Assets, page 1

2. Disclose the monetary value of the 9,250,000 shares of common stock issued in the share exchange.

3. Disclose what the life of Sampo's patent rights is.

Description of Sampo's Business, page 4

4. The presentation under "General" and "Business Model and Strategy – Overview" suggests or implies that Sampo is a fully operational company rather than a development stage company. As appropriate, revise these subsections to present information accurately and adequately on Sampo as a development stage company (or simply an entity possessing intellectual property rights) rather than as a fully operational company. Please also provide us a supplemental explanation of your belief that at the time of the transaction with Sampo, you were not a shell company.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may direct questions on comments and disclosure issues to Edward M. Kelly at 202-551-3728 or Craig E. Slivka at (202) 551-3729.


Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director


cc: <u>Via E-mail</u>
        Harvey J. Kesner, Esq.
        Sichenzia Ross Friedman Ference LLP
        61 Broadway, 32nd Floor
        New York, NY 10006